Exhibit 99.1

Canadian Solar Reports Second Quarter 2015 Results

Guelph, Ontario, August 18, 2015 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced its financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Highlights

•                  Total solar module shipments were 850 MW, of which 809 MW were recognized in revenue, compared to 1.03 GW recognized in revenue in the first quarter of 2015, and second quarter shipment guidance in the range of 950 GW to 1,000 GW.

•                  Net revenue was $636.7 million, compared to $860.9 million in the first quarter of 2015 and second quarter guidance in the range of $570 million to $620 million.

•                  Net revenue from the total solutions business as a percentage of total net revenue was 30.6% compared to 35.9% in the first quarter of 2015.

•                  Gross margin was 15.2%, compared to 17.8% in the first quarter of 2015 and second quarter guidance in the range of 13.0% to 15.0%.

•                  Net income attributable to Canadian Solar was $17.9 million, or $0.31 per diluted share, compared to $61.3 million, or $1.04 per diluted share, in the first quarter of 2015.

•                  Cash, cash equivalents and restricted cash balances at the end of the quarter totaled $1.04 billion, the same as at the end of the first quarter of 2015.

•                  Net cash generated from operating activities was $29.1 million, compared to $124.9 million in the first quarter of 2015.

•                  During the quarter, the Company closed the sale of one solar power plant in Canada and connected three solar power plants to the grid in Japan.

Second Quarter 2015 Results

Net revenue for the second quarter of 2015 was $636.7 million, down 26.0% from $860.9 million in the first quarter of 2015 and up 2.1% from $623.8 million in the second quarter of 2014.  Total solar module shipments in the second quarter of 2015 were 850MW, of which 809 MW were recognized in revenue, compared to 1.03 GW recognized in revenue in the first quarter of 2015 and 646 MW recognized in revenue in the second quarter of 2014.  Solar module shipments recognized in revenue in the second quarter of 2015 included 90 MW used in the Company’s total solutions business, compared to 124 MW in the first quarter of 2015 and 49 MW in the second quarter of 2014.

By geography, in the second quarter of 2015, sales to the Americas represented 47.6% of net revenue, sales to Asia and other markets represented 46.5% of net revenue, and sales to Europe represented 5.9% of net revenue, compared to 48.7%, 33.6% and 17.7%, respectively, in the first quarter of 2015 and 55.5%, 29.8% and 14.7%, respectively, in the second quarter of 2014.

	Q2 2015		Q1 2015		Q2 2014
	US$M	%	US$M	%	US$M	%
The Americas	302.8	47.6	419.1	48.7	346.0	55.5
Asia and others	296.1	46.5	289.0	33.6	186.2	29.8
Europe	37.8	5.9	152.8	17.7	91.6	14.7
Total	636.7	100.0	860.9	100.0	623.8	100.0

Gross profit for the second quarter of 2015 was $96.5 million, compared to $153.0 million in the first quarter of 2015 and $118.2 million in the second quarter of 2014.  Gross margin in the second quarter of 2015 was 15.2%, compared to 17.8% in the first quarter of 2015 and 19.0% in the second quarter of 2014.  The sequential decrease in gross margin was primarily due to one-time cumulative catch-up countervailing and anti-dumping duties due to the new U.S. Department of Commerce ruling and both lower margin and lower contribution from the Company’s total solution business in Canada.

Total operating expenses were $64.1 million in the second quarter of 2015, down 13.7% from $74.2 million in the first quarter of 2015 and up 26.8% from $50.5 million in the second quarter of 2014.

Selling expenses were $32.2 million in the second quarter of 2015, down 21.1% from $40.8 million in the first quarter of 2015 and up 9.4% from $29.5 million in the second quarter of 2014. The sequential decrease was primarily due to lower shipment volume and lower unit shipping costs, as well as lower sales commission and marketing expenses. The year-over-year increase was primarily due to higher selling expenses to support higher shipment volume.

General and administrative expenses were $27.5 million in the second quarter of 2015, down 6.9% from $29.5 million in the first quarter of 2015 and up 51.5% from $18.2 million in the second quarter of 2014.  The sequential decrease was primarily due to the recognition of an insurance gain associated with the cell factory fire incident in early 2014, as well as a reduction in bad debt provision and various professional services expenses, partially offset by the consolidation of Recurrent Energy’s general and administrative expenses of $5.9 million for the second quarter. The year-over-year increase was primarily due to higher labor costs and an increase in various professional fees and expenses, as well as the consolidation of Recurrent Energy’s general and administrative expenses.

Research and development expenses were $4.3 million in the second quarter of 2015, compared to $3.9 million in the first quarter of 2015 and $2.9 million in the second quarter of 2014.

Income from operations was $32.5 million in the second quarter of 2015, compared to $78.7 million in the first quarter of 2015, and $67.7 million in the second quarter of 2014.  Operating margin was 5.1% in the second quarter of 2015, compared to 9.1% in the first quarter of 2015 and 10.9% in the second quarter of 2014.

Non-cash, depreciation and amortization charges were approximately $22.7 million in the second quarter of 2015, compared to $22.0 million in the first quarter of 2015, and $19.8 million in the second quarter of 2014. Non-cash, equity compensation expense was $2.0 million in the second quarter of 2015, compared to $1.2 million in the first quarter of 2015, and $1.3 million in the second quarter of 2014.

Interest expense was $12.9 million in the second quarter of 2015, compared to $11.2 million in the first quarter of 2015 and $12.8 million in the second quarter of 2014. The sequential increase was primarily due to higher bank borrowings.

Interest income in the second quarter of 2015 was $4.1 million, compared to $4.3 million in the first quarter of 2015 and $3.6 million in the second quarter of 2014.

The Company recorded a gain on change in fair value of derivatives of $1.6 million in the second quarter of 2015, compared to a gain of $7.9 million in the first quarter of 2015 and a loss of $3.2 million in the second quarter of 2014.  Foreign exchange loss in the second quarter of 2015 was $4.4 million compared to foreign exchange loss of $1.0 million in the first quarter of 2015 and foreign exchange gain of $7.6 million in the second quarter of 2014.

Income tax expense in the second quarter of 2015 was $2.7 million, compared to income tax expense of $19.7 million in the first quarter of 2015 and income tax expense of $8.3 million in the second quarter of 2014.

Net income attributable to Canadian Solar in the second quarter of 2015 was $17.9 million, or $0.31 per diluted share, compared to net income of $61.3 million, or $1.04 per diluted share, in the first quarter of 2015, and net income of $55.8 million, or $0.95 per diluted share, in the second quarter of 2014.

Financial Condition

The Company had $1.04 billion of cash, cash equivalents and restricted cash as of June 30, 2015, compared to $1.04 billion as of March 31, 2015.

Accounts receivable, net of allowance for doubtful accounts, at the end of the second quarter of 2015 were $303.8 million, compared to $327.8 million at the end of the first quarter of 2015.  Accounts receivable turnover was 58 days in the second quarter of 2015, compared to 45 days in the first quarter of 2015.

Inventories at the end of the second quarter of 2015 were $521.1 million, compared to $400.1 million at the end of the first quarter of 2015.  The increase reflects the Company’s building of inventory in order to meet expected demand in the second half of 2015.  Inventory turnover was 82 days in the second quarter of 2015, compared to 57 days in the first quarter of 2015.

Accounts and notes payable at the end of the second quarter of 2015 were $973.3 million, compared to $900.4 million at the end of the first quarter of 2015.

Short-term borrowings at the end of the second quarter of 2015 were $940.1 million, compared to $885.6 million at the end of the first quarter of 2015.  Long-term debt at the end of the second quarter of 2015 was $353.2 million, compared to $125.9 million at the end of the first quarter of 2015.  Senior convertible notes totaled $150.0 million at the end of the second quarter of 2015, unchanged from the end of the first quarter of 2015.  Short-term borrowings and long-term debt directly related to utility-scale solar power projects totaled $181.0 million at the end of the second quarter of 2015.

A preliminary allocation of the purchase price of Recurrent, to the assets acquired and liabilities assumed has been made based on available information and management’s best estimates. The Company is still finalizing the valuation of the assets acquired and liabilities assumed. The final allocation of the purchase price may differ from this preliminary allocation.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked:  “Revenue for the second quarter was above the high-end of our guidance reflecting stable pricing and continued strong demand in our key markets worldwide.  With our late-stage, utility-scale solar project pipeline totaling 2.4 GW, we continue to gain momentum, attracting leading financial partners to support our development efforts in Canada, the U.S., the U.K. and Japan.  We are pleased with the continued profitable growth of our solar module businesses.  We continue to have a distinct competitive advantage as an integrated solar power company and are in an excellent position to extend our Tier I global brand, as we work to deliver value for our shareholders.”

Michael G. Potter, Senior Vice President and Chief Financial Officer of Canadian Solar, added: “Gross margin for the second quarter of 2015 was 15.2%, which was in-line with our guidance, even with the sequential decline in revenue.  We expect to see a slight uptick as we move into the second half of the year, as we anticipate an increased contribution from year-end demand rush.  We are in the advantageous position of having the balance sheet and bankability of our Tier 1 brand to allow us to build and stage adequate inventory to capture the higher demand.  We continue to make good progress towards our business model transformation into a build, own and operate model, and remain on track in our plan to launch a YieldCo. We recognize that the market has recently experienced volatility around YieldCo valuations and we have alternative plans to monetize our utility-scale solar power plant assets, if necessary. Overall, we believe our business fundamentals, growth prospects and financial position are stronger than they have been for a long time.”

Utility Scale Project Pipeline Update

As of the end of the second quarter of 2015, Canadian Solar’s late-stage, utility-scale solar project pipeline totaled approximately 2.4 GW. These projects include owned and joint-venture projects, as well as projects where the Company provides engineering, procurement and construction (“EPC”) services. However, the Company cautions that some of the projects under development may fail to secure all of the necessary permits and grid-connection approvals and as a result may not reach completion.

In Canada, in the second quarter of 2015, the Company closed the sale of the LunarLight solar power plant totaling 10 MW AC and valued at over C$65 million (USD$53 million). The Company also reached substantial completion on its 100 MW AC (134 MWp) Samsung phase I, Grand Renewable Solar project, the largest solar power plant in Canada. The status of the Company’s late-stage, utility-scale solar projects in Ontario, Canada as of June 30, 2015 is summarized below:

Canadian Solar developed	MWp	Status	Expected COD
Alfred	14.1	In Construction	2015 Q4
Illumination LP	14.0	In Construction	2015 Q4
Beam Light LP	14.0	In Construction	2015 Q4
Earth Light LP	14.1	In Construction	2015 Q4
Aria LP	14.8	In Construction	2015 Q4
Total CSIQ Developed (SALE in 2015)	71.0

3rd Party Developed (EPC)	MWp	Status
Samsung Phase I	133.6	In Operation	2015 Q2
Samsung Phase II	141.0	In Construction	2015 Q3
Total EPC Projects	274.6
EPC MW Recognized into Revenue in Prior Quarters	229.3
Total Project Backlog	116.3

In the United States, the Company’s late-stage, utility-scale solar project pipeline totals approximately 1.2 GWp. Permitting is completed, and power purchase agreements are in place for all seven projects and the Company is making progress on its debt and tax equity financing with announcements expected in the weeks ahead.  The Company’s late stage project pipeline in the U.S. is listed in the table below:

Project	MWp	Location	Status	Expected COD
Astoria 1	131.0	CA	In Construction	2016
Astoria 2	100.0	CA	In Construction	2016
Project A	81.0	CA	NTP in 2015	2016
Mustang	134.0	CA	In Construction	2016
Tranquility	288.0	CA	In Construction	2016
Project B	200.0	TX	NTP in 2015	2016
Project C	272.0	CA	NTP in 2015	2016
Total	1,206.0

In Japan, in the second quarter of 2015, the Company completed construction and grid connection of three of its solar photovoltaic (PV) power plants, with a total production capacity of approximately 5.2 MWp. As of the end of the second quarter of 2015, the Company’s pipeline of projects under development in Japan is approximately 617 MWp, of which approximately 336 MWp have full grid connection approval (Keitou Renkei Shoudakusho) and approximately 96.8 MWp are either in construction or near ready to start construction.  As a result of previously disclosed market-wide delays in permitting, the Company now expects to complete construction and grid connection of approximately 19.6 MWp of projects in Japan during 2015, including the 5.2 MWp that were connected in the second quarter of 2015. Additionally, the Company continues to evaluate several opportunities to expand its project pipeline in the Japanese market with at least 112 MWp of acquisitions currently under negotiation. The Company is now planning construction and grid-connection scheduling of its projects to meet the needs of its build, own and operate strategy and is concentrating on the timing of cash outlays and drop downs instead of quarterly earnings targets.

In China, as previously disclosed, the Company has approximately 338 MWp of projects under development. The Company plans to connect approximately 320 MWp to the grid in China in 2015.

In the United Kingdom, Canadian Solar’s late-stage project pipeline totals 55.6 MWp, all of which are expected to be connected to the grid during 2015.

In Brazil, the Company has won the right to develop three solar power plants totaling 114 MWp in Vazante, in the state of Minas Gerais.  Canadian Solar expects these solar power plants to be connected to the grid in 2016.  Once connected, the electricity generated will be purchased by a Brazilian government entity under a 20-year power purchase agreement.

In addition to its late-stage, utility-scale project development pipeline discussed above, the Company now has a fleet of solar power plants in operation totaling approximately 163.9MWp, of which 100.0 MWp are in China, 40.2MWp are in the U.K., 6.3 MWp are in Japan, and 17.4 MWp, which are owned through Recurrent Energy, are located in the U.S. and Spain.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates with respect to operating and market conditions, its current order book, and the global and local financing environment, and is also subject to uncertainty relating to customer final demand and solar project construction schedule.  Management’s views and estimates are subject to change without notice.

For the third quarter of 2015, the Company expects total module shipments to be in the range of approximately 970MW to 1,020MW, including approximately 70MW of shipments to the Company’s utility-scale solar projects that will not be recognized in third quarter 2015 revenue. Total revenue for the third quarter of 2015 is expected to be in the range of $570 million to $620 million, with gross margin expected to be between 12% and 14%.  The gross margin guidance for the third quarter of 2015 is expected to be negatively impacted by the U.S. import duty on modules because module shipments to the U.S. are expected to increase significantly.

For the full year 2015, the Company maintains its expectation of total module shipments to be in the range of approximately 4.0 GW to 4.3 GW, including 3,300 MW to 3,500 MW of third-party module sales, 235 MW to 275 WW of project and EPC sales, and 460 MW to 490 MW of shipments to projects which will be held on the balance sheet pending the potential launch of a YieldCo. Total revenue for the full year 2015 is expected to be in the range of $2.8 billion to $3.0 billion.  Absent the planned change in the Company’s energy business model from a build-to-sell to a build, own and operate model, revenue for 2015 would be approximately $1.0 billion to $1.1 billion higher.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar commented, “We maintain our view that demand will remain strong, with supply constraints likely later in the year.  As a Tier 1 solar module supplier, we expect to benefit from this trend even as we pursue only the most attractive, lower risk opportunities. We are also on track in developing our global downstream energy business. We continue to plan the launch of our renewable energy Yield Co with high quality assets in OECD countries. Meanwhile, the quality of our project portfolio also allows us to make a decent developer’s margin even if we decide to sell these projects to third-party customers. Our strong track record gives us a competitive advantage and has enabled us to secure project level financing on favorable terms.  While we continue to be positive on the growth in the U.S. in both module sales and downstream energy business, we are also pleased with our progress in Asia, where demand continues to grow as the market further matures.  Our pipeline of projects already under development in China and Japan stands at 338 MWp and 617 MWp, respectively.  These are just a few of the growth markets we are addressing.”

Recent Developments

On July 30, 2015, Canadian Solar announced that it supplied 1.25 MW AC of 28 kW three-phase inverters to Renewable Solar Energy in central California. These inverters will be used in their three ground mount PV projects in Netto Farms, Tos Farms, and Summer Hill Dairy. Canadian Solar is also the supplier of 1.5 MW DC of Canadian Solar’s CS6X-305P solar panels. Offering inverters and PV panels together as part of a total system solution allows Canadian Solar to further enhance its customer support services.

On July 28, 2015, Canadian Solar announced that it signed a JPY3.5 billion (US$28.35 million) credit facility agreement with Rabobank Hong Kong. The credit facility has a two-year maturity and will be used to finance the construction of an initial portfolio of up to 20 MWp of Canadian Solar’s solar power plants in Japan.

On July 27, 2015, Canadian Solar announced that its wholly owned subsidiary, Canadian Solar Solutions Inc., reached substantial completion on its 100 MW AC (133 MW DC) utility-scale Grand Renewable Solar Project. This project, located in the county of Haldimand, Ontario consists of approximately 445,000 CS6X MaxPower high-performance Ontario-made modules, and is the largest operational solar farm in Canada. Canadian Solar provided EPC services for the project, which is jointly owned by Samsung Renewable Energy Inc., Connor, Clark & Lunn Infrastructure, and the Six Nations of the Grand River.

On July 21, 2015, Canadian Solar announced that The Manufacturers Life Insurance Company agreed to provide approximately C$52.8 Million (US$40.8 Million) in construction and term financing to Canadian Solar for the Aria solar plant located in Springwater, Ontario, Canada. The Aria project will be acquired by Concord Green Energy Inc. after commercial operation commences.

On July 20, 2015, Canadian Solar announced that it completed construction and grid connection of three solar PV power plants in Japan, with a total of approximately 5.2 MWp: the 2.2 MWp Tsukuba Stones Solar Power Plant in Kasama City, Ibaraki Prefecture, the 2.0 MWp Tomigaoka Solar Power Plant in Isa City, Kagoshima Prefecture, and the 1.0MWp Isa City Solar Power Plant in Isa City, Kagoshima Prefecture.

On June 23, 2015, Canadian Solar announced that its wholly owned subsidiary, Canadian Solar Solutions Inc., completed the sale of LunarLight, a 10 MW AC solar power plant located in Belleville, Ontario, to a subsidiary of BluEarth Renewables Inc. This is the last in a series of power plants acquired by BluEarth from Canadian Solar. The facility is valued at approximately C$65 million (USD$53 million) and uses Canadian Solar’s CS6X-300/305P modules made in Canada.

On June 19, 2015, Canadian Solar announced that it signed a financing agreement pursuant to which Deutsche Bank has agreed to provide C$71.6 Million (USD$58 Million) in non-recourse, short-term construction financing to Canadian Solar for the construction of two solar power projects in Ontario, Canada. The two power plants, both 10 MW AC each, have been awarded a 20-year power purchase contract by the Independent Electricity System Operator (IESO) under Ontario’s Feed-in-Tariff Program.

On June 17, 2015, Canadian Solar announced that it served as the supplier of photovoltaic modules for the 42.9 MW Takataya Hibiki PV plant in Kitakyushu, Japan. In total, Canadian Solar provided 168,240 Canadian Solar CS6P-255P solar panels to the project.

On June 12, 2015, Canadian Solar announced that, effective June 1, the Company has been offering a new upgraded warranty on its polycrystalline photovoltaic modules by guaranteeing a lower first year power output degradation, less than 2.5%. This is in contrast to the industry standard of 3% degradation during the first year.

On June 8, 2015, Canadian Solar announced that on May 7, 2015 it closed a GBP35 million ($53 million) project financing facility with Investec Bank plc for a portfolio of four solar power plants with an installed capacity totaling 40.2 MW.

On June 5, 2015, Canadian Solar announced the European Commission’s decision to withdraw the acceptance of the Company’s undertaking and confirmed its belief that it had duly complied with all of the undertaking’s terms and conditions.

On May 28, 2015, Canadian Solar announced that it supplied modules to Turkey’s largest PV project, the Kayseri Organized Industrial Zone PV Plant.

On May 18, 2015, Canadian Solar announced that Natixis, New York Branch/Norddeutsche Landesbank Gironzentrale, New York Branch/ Cooperative Centrale Raiffeisen-Boerenleenbank B.A./ “Rabobank Nederland,” New York Branch will provide the company with up to C$53.5 Million (USD$44.4 Million) in non-recourse, construction plus term financing.  The loan facility will finance the 10 MW utility-scale solar power project located in the town of Scugog, Ontario, which is being acquired by DIF Infra 3 RE Canada Limited.

Conference Call Information

The Company will hold a conference call on Tuesday, August 18, 2015 at 5:00 p.m. U.S. Eastern Daylight Time (5:00 a.m., August 19, 2015 in Hong Kong) to discuss the Company’s second quarter 2015 results and business outlook.

The dial-in phone number for the live audio call is 1-866-318-8615 from the U.S. and +1-617-399-5134 from international locations with passcode 29851189.  A live webcast of the conference call will also be available on Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available four hours after the conclusion of the call until 11:00 p.m. on August 25, 2015, U.S. Eastern Daylight Time (11:00 a.m., August 26, 2015 in Hong Kong) and can be accessed by dialing +1-617-801-6888 or +1-888-286-8010 and entering the passcode 68050387.  A webcast replay will also be available at www.canadiansolar.com.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale solar power projects. In the past 14 years, Canadian Solar has successfully deployed over 9 GW of premium quality modules in over 70 countries around the world. Furthermore, Canadian Solar is one of the most bankable solar companies worldwide, having been publically listed on NASDAQ since 2006. For additional information about the company, products, and projects, please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements:

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins, business prospects and future quarterly or annual results, particularly the management quotations and the statements in the “Business Outlook” section, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC investigation as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany, Japan, the U.S. and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 23, 2015. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2015	2015	2014	2015	2014

Net revenues	$636,651	$860,891	$623,769	$1,497,542	$1,090,093
Cost of revenues	540,113	707,930	505,539	1,248,043	903,255

Gross profit	96,538	152,961	118,230	249,499	186,838

Operating expenses:
Selling expenses	32,239	40,839	29,466	73,078	54,212
General and administrative expenses	27,498	29,533	18,152	57,030	32,892
Research and development expenses	4,315	3,867	2,913	8,182	5,461
Total operating expenses	64,052	74,239	50,531	138,290	92,565

Income from operations	32,486	78,722	67,699	111,209	94,273
Other income (expenses):
Interest expense	(12,878)	(11,201)	(12,790)	(24,079)	(24,821)
Interest income	4,078	4,315	3,565	8,393	6,405
Gain(Loss) on change in foreign currency derivatives	1,585	7,877	(3,173)	9,462	(10,580)
Foreign exchange gain (loss)	(4,432)	(1,034)	7,585	(5,466)	8,458
Investment income	—	2,342	—	2,342	—
Others	—	389	601	389	648
Other income (expenses),net	(11,647)	2,688	(4,212)	(8,959)	(19,890)

Income before income taxes and equity in earnings(loss) of unconsolidated investees	20,839	81,410	63,487	102,250	74,383
Income tax expense	(2,680)	(19,706)	(8,251)	(22,387)	(15,596)
Equity in earnings(loss) of unconsolidated investees	410	72	(114)	482	407
Net income	18,569	61,776	55,122	80,345	59,194

Less: Net income (loss) attributable to non-controlling interests	707	447	(661)	1,154	(372)

Net income attributable to Canadian Solar Inc.	$17,862	$61,329	$55,783	$79,191	$59,566

Earnings per share - basic	$0.32	$1.11	$1.02	$1.43	$1.11
Shares used in computation - basic	55,786,475	55,279,052	54,814,478	55,534,166	53,732,722
Earnings per share - diluted	$0.31	$1.04	$0.95	$1.36	$1.05
Shares used in computation - diluted	57,229,267	60,239,072	60,058,364	60,343,942	58,383,967

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of US Dollars)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2015	2015	2014	2015	2014
Net Income	18,569	61,776	55,122	80,345	59,194
Other comprehensive income, net of tax:
Foreign currency translation adjustment	21,008	(36,874)	7,867	(15,866)	(4,118)
Comprehensive income	39,577	24,902	62,989	64,479	55,076
Less: comprehensive income (loss) attributable to non-controlling interests	109	2,788	(619)	2,897	(533)
Comprehensive income attributable to Canadian Solar Inc.	39,468	22,114	63,608	61,582	55,609

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheet

(In Thousands of US Dollars)

	June 30,	December 31,
	2015	2014
Current assets:
Cash and cash equivalents	$403,337	$549,543
Restricted cash	613,859	439,961
Accounts receivable trade, net	303,846	366,939
Accounts receivable, unbilled	52,102	27,126
Amounts due from related parties	4,954	4,217
Inventories	521,070	432,325
Value added tax recoverable	49,682	20,271
Advances to suppliers - current	23,885	47,172
Foreign currency derivative assets	5,549	9,643
Project assets - current	64,934	235,228
Prepaid expenses and other current assets	173,236	183,461
Total current assets	2,216,454	2,315,886
Restricted cash	27,365	35,224
Property, plant and equipment, net	1,196,487	469,349
Deferred tax assets, net	75,531	66,856
Prepaid land use right	20,649	13,286
Investments in affiliates	41,081	38,823
Intangible assets, net	8,187	6,606
Project assets - non-current	—	69,283
Other non-current assets	125,731	57,111
TOTAL ASSETS	$3,711,485	$3,072,424

Current liabilities:
Short-term borrowings	$940,052	$725,513
Accounts and notes payable	973,339	800,989
Amounts due to related parties	27,424	17,592
Other payables	160,017	112,584
Advances from customers	43,305	111,974
Foreign currency derivative liabilities	3,292	445
Other current liabilities	159,172	180,168
Total current liabilities	2,306,601	1,949,265
Accrued warranty costs	55,308	54,644
Convertible notes	150,000	150,000
Long-term borrowings	353,231	134,300
Liability for uncertain tax positions	16,066	15,579
Deferred tax liabilities - non-current	6,308	10,345
Loss contingency accruals	24,168	26,206
Other non-current liabilities	3,232	—
Total LIABILITIES	2,914,914	2,340,339

Redeemable non-controlling interests	2,350	2,511

Equity:
Common shares	676,715	675,236
Additional paid-in capital	(22,462)	(25,682)
Retained earnings	126,190	46,999
Accumulated other comprehensive income	2,447	20,058
Total Canadian Solar Inc. shareholders’ equity	782,890	716,611
Non-controlling interests in subsidiaries	11,331	12,963
TOTAL EQUITY	794,221	729,574
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$3,711,485	$3,072,424

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